Exhibit 4.1

Prosperity Bank

TERM PROMISSORY NOTE

$3,472,693.00	Dallas, Texas	March 5, 2015

Promise to Pay.  For value received Mesa Energy, Inc., (“Borrower”), a Nevada corporation, promises to pay to the order of Prosperity Bank, a Texas banking association, successor by merger to The F&M Bank & Trust Company (“Lender”), in Tulsa County, Oklahoma, at its offices at 1330 S. Harvard Ave., Tulsa, Oklahoma  74112, the sum of Three Million Four Hundred Seventy-Two Thousand Six Hundred Ninety-Three Dollars ($3,472,693.00) (“Total Principal Amount”), or such amount less than the Total Principal Amount which is outstanding from time to time, in legal and lawful money of the United States of America, together with interest thereon from this date until maturity at a fluctuating rate per annum equal to the lesser of (a) the Prime Rate in effect from day to day plus one percent (1.00%), provided, however, that the rate applicable under this calculation shall never fall below a floor rate of five and three-fourths of one percent (5.75%) per annum; or (b) the Maximum Rate.  “Prime Rate” shall mean at any time the rate of interest then most recently established by The Wall Street Journal as the “prime rate” on corporate loans for large U.S. commercial banks, as published in the Money Rates section of The Wall Street Journal, computed on the basis of a year of 360 days and for the actual number of days elapsed (including the first day but excluding the last day); and “Maximum Rate” shall mean at the particular time in question the maximum rate of interest which, under applicable law, may then be charged on this Term Promissory Note.  Each change in the interest rate shall become effective without notice to Borrower on the effective date of each change in the Maximum Rate or the Prime Rate, as the case may be.  If at any time the Prime Rate, together with all charges made in connection with the loan evidenced by this Term Promissory Note that may be treated as interest under applicable law, shall exceed the Maximum Rate, thereby causing the interest on the principal of the Note to be limited to the Maximum Rate, then notwithstanding any subsequent change in either the Prime Rate or the Maximum Rate that would otherwise reduce the applicable  rate to less than the Maximum Rate, the rate of interest on the principal of the Note shall remain equal to the Maximum Rate until the total amount of interest accrued on the principal of the Note equals the amount of interest which would have accrued on the principal of the Note if the Prime Rate had at all times been in effect.

Payment Terms.  This Term Promissory Note is due and payable on the terms set out below:

(a)           interest shall be due and payable monthly as it accrues, commencing on the 5th  day of April, 2015, and continuing on the 5th day of each successive month through and including September 5, 2015; and

(b)           commencing October 5, 2015 and continuing on the 5th day of each successive month thereafter during the term of this Term Promissory Note, the principal of this Term Promissory Note shall be due and payable in equal amounts of $50,000.00 per month, plus all accrued and unpaid interest; and

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(c)           the outstanding principal balance of this Term Promissory Note, together with all accrued but unpaid interest, shall be due and payable on the Maturity Date.  Unless its maturity is sooner accelerated as set forth herein, this Term Promissory Note will mature on March 5, 2016 (the “Maturity Date”), at which time all unpaid sums then owing will be payable in full, principal and interest.

This Term Promissory Note may be prepaid in whole or in part at any time without premium or penalty.

Security.  Payment hereof is secured by the following (collectively the “Loan Documents”):  (1) obligations under a Loan Agreement of dated July 22, 2011, among Borrower, Armada Oil, Inc., a Nevada corporation, and Armada Midcontinent, LLC, an Oklahoma limited liability company (collectively, “Guarantors”), and Lender, as amended, restated, replaced, supplemented, or otherwise modified, from time to time (the “Loan Agreement”); (2) the Security Documents (as defined in the Loan Agreement) and all other instruments now or hereafter described in the Loan Agreement or related thereto; and (3) any other agreement (now existing or made hereafter) relating to the loans between Lender and Borrower.

Payments.  Unless otherwise agreed to in writing or otherwise required by applicable law, payments will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges, and other charges; provided, however, upon delinquency or other Event of Default, Lender reserves the right to apply payments among principal, interest, delinquency charges, collection costs, and other charges, in such order and manner as the holder of this Term Promissory Note may from time to time determine in its sole discretion.  All payments and prepayments of principal of or interest on this Term Promissory Note shall be made in lawful money of the United States of America in immediately available funds, at the address of Lender indicated above, or such other place as the holder of this Term Promissory Note shall designate in writing to Borrower.  If any payment of principal of or interest on this Term Promissory Note shall become due on a day which is not a Business Day (as defined below), such payment shall be made on the next succeeding Business Day and any such extension of time shall be included in computing interest in connection with such payment.  As used herein, the term “Business Day” shall mean any day other than a Saturday, Sunday, or any other day on which national banking associations are authorized to be closed.  The books and records of Lender shall be prima facie evidence of all outstanding principal of and accrued and unpaid interest on this Term Promissory Note.

Late Fee and Dishonored Check Fee.  In the event any installment, or any part thereof, remains unpaid for ten (10) or more days past the due date thereof as provided above, Borrower shall pay to Lender, in addition to any other amounts to which Lender may be entitled hereunder, a reasonable late payment fee equal to five (5) percent of the amount of said installment, which amount is stipulated by Borrower to be reasonable in order to compensate Lender for its additional costs incurred as a result of having to attend to such delinquency. This late charge should be paid only once, but promptly, as to each respective late payment. It is further agreed that the imposition of any such late payment fee shall in no way prejudice or limit Lender's rights or remedies against Borrower under this Agreement or any of the Security Instruments or any other instrument.

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In the event any check used to make a payment to Lender is dishonored for any reason, Borrower shall pay to Lender, in addition to any other amounts to which Lender may be entitled hereunder, a reasonable processing fee of $30.00 (or the maximum amount provided from time to time in Section 3.506.(b) of the Texas Business and Commerce Code as it may be amended). This processing fee should be paid once with respect to each dishonor of a check. It is further agreed that the imposition of any such processing fee shall in no way prejudice or limit Lender's rights or remedies against Borrower under this Agreement or any of the Security Documents or any other instrument.

Interest on Past Due Amounts and Default Interest.  To the extent any interest is not paid on or before the date it becomes due and payable, Lender may, at its option, add such accrued but unpaid interest to the principal of this Term Promissory Note.  Notwithstanding anything herein to the contrary, (i) while any Event of Default (as defined below) is outstanding, (ii) upon acceleration of the maturity hereof following an uncured Event of Default, or (iii) at the Maturity Date, all principal of this Term Promissory Note shall, at the option of Lender, bear interest at the Maximum Rate until paid.

Events of Default.  The occurrence at any time of any of the following events or the existence of any of the following conditions shall collectively be called “Events of Default” or singly called an “Event of Default”:

(a)           Failure to make punctual payment when due of any sums owing on this Term Promissory Note; or

(b)           Any “Event of Default” under the Loan Agreement, the Events of Default defined in the Loan Agreement being cumulative to those contained in this Term Promissory Note.

Remedies.  Upon an Event of Default, and Borrower’s failure to timely cure such default following any notice, cure, or grace period required by the Loan Agreement, at the option of Lender the entire indebtedness evidenced hereby, as well as all other liabilities of Borrower to Lender, shall be matured without further notice, and Lender may exercise any or all of the rights and remedies available to it, including, without limitation, those under this Term Promissory Note, the Loan Documents, and any other instrument or agreement relating hereto, or any one or more of them.  The failure of Lender to exercise its option to accelerate the maturity of this Term Promissory Note shall not constitute a waiver of its right to exercise the same at any other time.  Any Event of Default under this Term Promissory Note shall constitute a default under each of the Loan Documents, and any default under any of the Loan Documents shall constitute an Event of Default under this Term Promissory Note.

Waiver.  Except such notice of default as is specifically required by the Loan Agreement, Borrower waives the order of their liability, the marshaling of assets, demand, presentment for payment, notice of dishonor, protest and notice of protest, notice of default, notice of intent to accelerate maturity, and notice of the acceleration.  Borrower agrees to all renewals and extensions of this Term Promissory Note and partial payments and releases or substitutions of security, in whole or in part, with or without notice, before or after maturity.  In case of any renewal or extension of this Term Promissory Note or any part of the indebtedness evidenced hereby, all liens and security interests securing payment hereof will continue to secure payment of the renewal or extension note or notes.

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Business Loan.  Borrower represents to and covenants with Lender that:  (1) all loans evidenced by this Term Promissory Note are and shall be “business loans” as that term is used in the Depository Institutions Deregulation and Monetary Control Act of 1980, as amended; and (2) the loans are for business, commercial, investment, or other similar purposes and not for personal, family, household, or agricultural use, as those terms are used in the Texas Finance Code.  Borrower and Lender further agree that Chapter 346 of the Texas Finance Code does not apply to this Term Promissory Note, even if the Note evidences a revolving debt.

Collection Costs.  If this Term Promissory Note is placed in the hands of attorneys for collection, if suit is filed hereon, if this Term Promissory Note is collected through bankruptcy proceedings (including any proceeding, federal or state, for the relief of debtors), or if Lender becomes a party either as plaintiff or defendant in any legal proceeding in relation to the property securing payment of this Term Promissory Note, Borrower agrees to pay additionally to Lender reasonable attorneys’ fees and collection costs.

Savings Clause.  Regardless of any provision contained in this Term Promissory Note, the Loan Documents, or any instrument executed or delivered in connection herewith, it is the express intent of the parties that at no time shall Borrower or any other party obligated to pay all or any portion of any of the indebtedness represented by this Term Promissory Note pay interest in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest on this Term Promissory Note, any amount in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and, in the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balance of this Term Promissory Note, and, if the principal balance of this Term Promissory Note is paid in full, any remaining excess shall forthwith be paid to Borrower.  In determining whether the interest paid or payable exceeds the Maximum Rate (or any other interest amount which might in any way be deemed usurious), Borrower and Lender shall, to the maximum extent permitted under applicable law:  (1)  characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest;  (2)  exclude voluntary prepayments and the effect thereof; and  (3)  spread the total amount of interest throughout the entire contemplated term of this Term Promissory Note so that the interest rate is uniform throughout the term.

Miscellaneous.  EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS TERM PROMISSORY NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.  THIS INSTRUMENT IS MADE AND IS PERFORMABLE IN DALLAS, DALLAS COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS TERM PROMISSORY NOTE OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, BORROWER IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN ANY COURT OF COMPETENT JURISDICTION IN DALLAS COUNTY, TEXAS.

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Waiver of Jury Trial.   BORROWER, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY KNOWINGLY, INTENTIONALLY, IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY, WITH AND UPON THE ADVICE OF COMPETENT COUNSEL, WAIVES, RELINQUISHES AND FOREVER FORGOES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO THIS NOTE OR ANY DOCUMENT PERTAINING TO OR SECURING THIS NOTE OR ANY CONDUCT, ACT OR OMISSION OF LENDER OR BORROWER, OR ANY OF THEIR DIRECTORS, OFFICERS, PARTNERS, MEMBERS, EMPLOYEES, AGENTS OR ATTORNEYS, OR ANY OTHER PERSONS AFFILIATED WITH LENDER OR BORROWER, IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.

Time is of the essence of this Term Promissory Note.

This Term Promissory Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.
This Term Promissory Note and all the covenants, promises, and agreements contained herein are binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors, and assigns.

Section headings or captions are for convenience only and are not to be used in interpreting the provisions of this Term Promissory Note.

Renewal.  This Term Promissory Note is given in renewal and extension, but not extinguishment, of all amounts left owing and unpaid on the revolving promissory note dated September 21, 2012, in the principal amount of $25,000,000.00, executed and delivered by Borrower and payable to the order of Lender.

Executed and delivered to Lender in Tulsa, Oklahoma, effective on the date stated above.

Mesa Energy, Inc.,
a Nevada corporation

/s/Randy M. Griffin
By: ______________________________
Randy M. Griffin
Chief Executive Officer

This Term Promissory Note was prepared by:
Harris, Finley & Bogle, P.C.
777 Main Street, Suite 1800
Fort Worth, Texas 76102-5341
(817) 870-8700

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